dawn pacific

December 30, 2003

B.C. Securities Commission
P.O. Box 10142 Pacific Centre
701 W. Georgia Street
Vancouver, BC

Dear Sirs:

RE: AVINO SILVER & GOLD MINES LTD.

We enclose herewith for filing with your office, the above referenced company’s British Columbia Form 51-901F and Interim Financial Statement for the period ended October 31, 2003.

We confirm that on the above date the attached material was forwarded by pre-paid first class mail to all persons on the supplemental list of the Company.

Yours truly,

“Andrea Regnier”

Andrea Regnier

cc: Alberta Securities Commission

TSX Venture Exchange
Avino Silver & Gold Mines Ltd.

Dawn Pacific Management Ltd.

#1407, 675 W. Hastings Street, Vancouver, British Columbia, V6B 1N2
Ph: 604-682-3737 Fax: 604-629-0688 e-mail: dawnpacific@telus.net